UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MAN SANG HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value
(Title of Class of Securities)

561651209
(CUSIP Number)

Cafoong Limited
Cheng Chung Hing, Ricky
21st Floor, Railway Plaza, 39 Chatham Road South,
Tsimshatsui, Kowloon
Hong Kong
(852) 2317 5300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP NO. 561651209	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Cafoong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,437,501*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,437,501*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,437,501 shares of common stock, $0.001 par value per share*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP NO. 561651209	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Cheng Chung Hing, Ricky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Permanent Resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,437,501*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,437,501*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,437,501 shares of common stock, $0.001 par value per share*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP NO. 561651209	Page 4 of 5 Pages

* As reported in Schedule 13D filed jointly by Cafoong Limited and Cheng Chung Hing, Ricky (“Mr. Cheng”) on June 30, 1997, Cafoong Limited originally owned directly 1,357,875 shares of Common Stock of the Issuer and owned indirectly 1,392,125 shares of Common Stock of the Issuer. As a result of a five-for-four stock split on August 5, 2005, Cafoong Limited owns directly 1,697,344 shares of Common Stock of the Issuer and owns indirectly 1,740,157 shares of Common Stock of the Issuer by virtue of holding all issued and outstanding shares of certain British Virgin Islands companies which own such shares of Common Stock of the Issuer. Because Cheng Chung Hing, Ricky and Cheng Tai Po own 60% and 40%, respectively, of all issued and outstanding stock and are directors, of Cafoong Limited, they may be deemed to be the beneficial owners and to share the voting and dispositive powers of 3,437,501 shares of Common Stock of the Issuer which are owned, directly or indirectly, by Cafoong Limited.

All information in this Amendment No. 2 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 2 to Schedule 13D is filed by Cafoong Limited and Cheng Chung Hing, Ricky pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 2 to the Schedule 13D, amends and supplements the Schedule 13D and the Amendment No. 1, as filed jointly by Cafoong Limited and Cheng Chung Hing, Ricky with the Securities and Exchange Commission on June 30, 1997, and December 2, 2005, respectively, as follows:

Item 5. Interest in Securities of the Issuer.

     The first and second paragraphs of Item 5 are amended and restated in its entirety as follows:

(a)	As of the date hereof, Mr. Cheng may be deemed to own beneficially a total of 3,437,501 shares of Common Stock, representing approximately 53.9% of all of the issued and outstanding Common Stock of the Issuer.

(b)	Cheng Chung Hing, Ricky:

	(1)	Sole Voting Power: 0

	(2)	Shared Voting Power: 3,437,501

	(3)	Sole Dispositive Power: 0

	(4)	Shared Dispositive Power: 3,437,501

The third paragraph of Item 5 is amended and supplemented by adding the following:

(c)	On September 13, 2007, Mr. Cheng sold 312,500 shares of Common Stock of Man Sang Holdings, Inc. to DKR SoundShore Oasis Holding Fund Ltd. The purchase price per share of Common Stock was US$8.694.

SCHEDULE 13D

CUSIP NO. 561651209	Page 5 of 5 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2007

CAFOONG LIMITED

By:	/s/ CHENG Chung Hing, Ricky
CHENG Chung Hing, Ricky
Chairman of Cafoong Limited

CHENG CHUNG HING, RICKY

By:	/s/ CHENG Chung Hing, Ricky
CHENG Chung Hing, Ricky